AUGMENTED REALITY SPORTS MANAGEMENT CORPORATION

Reviewed Financial Statements For The Year Ended December 31, 2017
and
Period Ended June 30, 2018

August 2, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Augmented Reality Sports Management Corporation
City, State

We have reviewed the accompanying financial statements of Augmented Reality Sports Management Corporation, which comprise the balance sheet as of June 30, 2018 and December 31, 2017, and the related statements of income and retained earnings and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 2, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

AUGMENTED REALITY SPORTS MANAGEMENT CORPORATION
BALANCE SHEET
JUNE 30, 2018 & DECEMBER 31, 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 5,630	$ 111
TOTAL CURRENT ASSETS	5,630	111
TOTAL ASSETS	5,630	111
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Income Tax Payable	1,126	22
TOTAL CURRENT LIABILITIES	1,126	22
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized; 0 issued; $.002 par value)	-	-
Retained Earnings (Deficit)	4,504	89
TOTAL SHAREHOLDERS' EQUITY	4,504	89
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,630	$ 111

Reviewed- See accompanying notes.

AUGMENTED REALITY SPORTS MANAGEMENT CORPORATION
INCOME STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 2017 AND THE PERIOD ENDING JUNE 30, 2018
_____

	2018	2017
Operating Income		
Sales	$ 33,005	$ 25,431
Cost of Sales	12,749	13,880
Gross Profit	20,256	11,551
Operating Expense		
General & Administrative	3,296	9,726
Advertising & Marketing	11,362	1,714
	14,658	11,440
Net Income from Operations	5,598	111
Other Income (Expense)	-	-
State & Local Tax	(79)	
Net Income Before Provision for Income Tax	5,519	111
Provision for Income Tax at 20%	1,104	22
Net Income After Tax	$ 4,415	$ 89

AUGMENTED REALITY SPORTS MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2017 AND THE PERIOD ENDING JUNE 30, 2018
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 4,415	$ 89
Change in Income Tax Payable	1,104	22
Net Cash Flows From Operating Activities	5,519	111
Cash at Beginning of Period	111	-
Net Increase (Decrease) In Cash	5,519	111
Cash at End of Period	$ 5,630	$ 111

AUGMENTED REALITY SPORTS MANAGEMENT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2017 AND THE PERIOD ENDING JUNE 30, 2018

	2018	2017
Beginning Equity	$ 111	$ -
Net Income	5,519	111
Ending Equity	$ 5,630	$ 111

AUGMENTED REALITY SPORTS MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017 AND JUNE 30,2018

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Augmented Reality Sports Management Corporation ("the Company") is a corporation organized under the laws of the State of Colorado. The Company is a sports technology company. They operate in the software development space as a market for matching service to supply amateur sports officials.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to income tax filing requirements in the State of Colorado. The Company's tax filing in the State of Colorado for 2017 will be subject to review in that state until 2022.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

The Company has authorized 1,000,000 shares in anticipation of a fundraising event. The par value for prospective common stock will be at $0.02 with 1:1 voting rights.

Management considered events subsequent to the end of the period but before August 2, 2018, the date that the financial statements were available to be issued.